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                         April 27, 2020

       Peter Kuo
       Chief Executive Officer
       PTK Acquisition Corp.
       4601 Wilshire Boulevard, Suite 240
       Los Angeles, California 90010

                                                        Re: PTK Acquisition
Corp.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Filed April 24,
2020
                                                            CIK 0001797099

       Dear Mr. Kuo:

              We have reviewed your amended draft offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this comment, we may have additional comments.

       Amendment to Draft Registration Statement

       Exhibits

   1. Please file the Purchase Agreement with Primrose Development as an exhibit. We may have further comment
upon our review.
 Peter Kuo
FirstName LastNamePeter Kuo
PTK Acquisition Corp.
Comapany NamePTK Acquisition Corp.
April 27, 2020
Page 27,
April 2 2020 Page 2
FirstName LastName
       You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:      Daniel J. Espinoza